Exhibit 23.01
Consent of Independent Registered Public Accounting Firm
The Board of Directors of
NuStar GP, LLC:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-138133, 333-109541, 333-88264, and 333-81806), on Form S-4 (No. 333-120726) and on Form S-3 (Nos. 333-166797 and 333-173510) of NuStar Energy L.P. and subsidiaries of our reports dated February 28, 2012, with respect to the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, cash flows and partners’ equity for each of the years in the three-year period ended December 31, 2011 and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of NuStar Energy L.P. and subsidiaries.

/s/ KPMG LLP

San Antonio, Texas
February 28, 2012